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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2003


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                         Form 20-F /X/   Form 40-F / /



     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes / /   No /X/


     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-    ]


                      ------------------------------------


       This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
     Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and
                        333-86936) of DaimlerChrysler AG



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                               DAIMLERCHRYSLER AG



FORM 6-K: TABLE OF CONTENTS

1. Press Release of DaimlerChrysler AG, dated June 3, 2003, regarding DaimlerChrysler Group's update on financial performance and outlook for 2003



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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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                                                                               1


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                           DAIMLERCHRYSLER

                      INVESTOR RELATIONS RELEASE

                                                              June 03, 2003


      UPDATE ON FINANCIAL PERFORMANCE AND OUTLOOK FOR 2003



      Stuttgart/Auburn Hills - Following a Board of Management meeting today in Stuttgart, DaimlerChrysler is issuing additional guidance to the capital markets as to its likely financial performance in the second quarter and for the year as a whole.

      With DaimlerChrysler's first quarter results, the Group announced that the Chrysler Group would find it difficult to achieve the operating profit target of $2 billion for 2003. DaimlerChrysler's analysis of the developments in the North American market, in particular further incentive increases, indicates that Chrysler will likely record an operating loss of around [EURO] 1 billion in the second quarter. In addition to lower revenues from ongoing sales this result is primarily attributable to a revaluation of dealer stocks and residual values.

      The Chrysler Group has already initiated actions and partially implemented substantial additional cost savings and would expect to report a slightly positive operating profit (before restructuring expenses) for the year as a whole.

      Elsewhere the Group continues to perform in line with original planning expectations even though the economic situation remains very difficult. DaimlerChrysler would thus continue to expect that for the full-year 2003, Mercedes Car Group will match its strong results for 2002 in terms of unit sales, revenues and earnings. At Commercial Vehicles DaimlerChrysler remains of the view that earnings will be better than in 2002. At Services DaimlerChrysler also expects higher operating results than in 2002. Despite the anticipated performance of the Chrysler Group DaimlerChrysler will endeavor to achieve an operating profit from ongoing businesses of about [EURO] 5 billion at a Group level.


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                                                                               2


      The Group has elected not to proceed with the previously announced issuance of the DaimlerChrysler North America Holding Corporation five-year global notes, but intends to return to the debt capital markets in due course. DaimlerChrysler maintains over [EURO] 30 billion in cash and readily saleable finance receivables.


      This Investor Relations Release contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.


      Elizabeth Wade                               Bjoern Scheib
      Tel.   +49/711-17-92197                      Tel.   +49/711-17-95256
      Fax    +49/711-17-95235                      Fax    +49/711-17-94109
      e-mail: Elizabeth.Wade@DaimlerChrysler.com   e-mail: Bjoern.Scheib@DaimlerChrysler.com

      Timothy S. Krause
      Tel.   +1/248-512-2923
      Fax    +1/248-512-2912
      e-mail: tsk@DaimlerChrysler.com

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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             DaimlerChrysler AG



                             By: /s/ ppa. ROBERT KOETHNER
                                 -------------------------------------
                                 Name:    Robert Koethner
                                 Title:   Vice President
                                          Chief Accounting Officer




                             By: /s/ i. V. HARALD KOFINK
                                 -------------------------------------
                                 Name:    Harald Kofink
                                 Title:   Director





Date: June 3, 2003